Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: January 13, 2014

IMPORTANT INFORMATION:

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

AMEC has not commenced and may not make an offer to purchase Foster Wheeler shares as described in this communication. In the event that AMEC makes an offer (as the same may be varied or extended in accordance with applicable law), AMEC will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. Any offer in the United States will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.AMEC.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

If the offer involves a solicitation of a proxy, AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 if and when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction, if an offer is made, when they become available. If an offer is made, investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-looking statements

This communication contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript of the Newswire conference call held on January 13, 2014 with Samir Brikho, CEO of AMEC, Ian McHoul, CFO of AMEC and Sue Scholes, Director of Communications of AMEC:

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FINAL TRANSCRIPT

Date 13.01.2014	Time 07:30 UK	Name of Conference: POSSIBLE OFFER FOR FOSTER WHEELER CONFERENCE CALL 31500327 Duration: 10 minutes and 38 seconds

InterCall Transcription Document	Commercial in Confidence

Corporate Participants

Samir Brikho

AMEC

Ian McHoul

AMEC

Presentation

Operator

Thank you for standing by and welcome to the Possible Offer for Foster Wheeler Conference call.  At this time all participants are in a listen-only mode.  There will be a presentation followed by a question and answer session at which time, if you wish to ask a question, you will need to press star and one on your telephone.  I must advise you that this conference is being recorded today, Monday, 13th January 2014.  I will now hand the conference over to your first speaker today, Mr Samir Brikho; please go ahead.

Samir Brikho — AMEC

Well good morning everyone and thank you for joining us; I’m Samir Brikho of AMEC and with me is Ian McHoul our CFO, and Sue Scholes our Director of Communications.  As you will have seen, today AMEC has announced that it has provisionally agreed with Foster Wheeler the outline terms for a recommended cash and share offer worth $32 a share which equates to a value of $3.2 billion or roughly about £1.9 billion.

We believe this transaction will be transformational for AMEC, like us Foster Wheeler is an international engineering and project management business.  It is also a supplier of power equipment.  We believe that a combination of the two companies would be a compelling proposition for both sets of shareholders and would bring with it a number of important benefits.

In the all-important oil and gas sector it would add Foster Wheeler’s expertise mid and downstream activities to our existing upstream focus, bringing with it new customer relationships also.  It will also enhance our geographic footprint, more than doubling our revenues in the [growth regions] outside the Americas and Europe, also increasing our Latin American exposure and bringing scale benefits.  The combination also brings together two highly skilled work forces with industry leading engineering and project management expertise.  Clearly this combination is about growth and opportunity but there will also scope for costs synergies and we estimate this to be at least $75 million a year.

Lastly, as one large company we would retain AMEC’s low risk and cash [innovative] business model.  Again, like us, Foster Wheeler has a predominantly reimbursable contracting approach and an [asset like] engineering and project management business.

Under the terms of the possible offer, [Atlantis] shareholders would receive 0.9 in new AMEC shares and $16 in cash.  The cash component of the possible offer is expected to be financed by a combination of AMEC existing cash resources and a new debt financing.  Post the transaction, Foster Wheeler shareholders would own approximately 23% of the enlarged group’s share capital, enabling both sets of shareholders to benefit from the upside of this combination.  AMEC would seek a US listing as part of the transaction.

We expect the acquisition to be a double digit earnings enhancing in the first 12 months and to exceed its cost of capital within 24 months of completion.  It is important to stress that this transaction remains subject to a number of pre-conditions, including completion of due diligence and debt financing arrangements, a unanimous recommendation by the board of Foster Wheeler and approval by both sets of shareholders.  If a firm offer can be agreed, completion is expected in the second half of 2014.

We have also updated the market today on trading. AMEC has performed in line with the expectation for 2013 and the underlying business continues to perform as expected.  As a result of the recent strengthening of sterling, forward curves relative to North American currencies, like US dollar and the Canadian dollar, we’re expecting [EBITDAR] to be impacted by approximately £10 million year on year.  Also the proposed Foster Wheeler transaction would not complete until the second half of 2014 which means that we will not get the full benefit of the double digit earnings accretion in this calendar year.  As a result we do not now expect to report adjusted earnings per share of more than 100 pence in 2014.

Let me just conclude by reiterating our belief that this is a transformation of a combination which is good for shareholders and employees of both companies and their respective customers.

With that I will hand the call back to Helena for any questions from you.

Questions and Answers

Operator

Thank you.  As a reminder, if you wish to ask a question, please press star and one on your telephone and wait for your name to be announced.  If you wish to cancel your request, please press the hash key.

Your first question today comes from Brian [Swinns]; please ask your question.

Brian [Swinns]

Good morning.

Samir Brikho — AMEC

Hi, good morning Brian.

Brian [Swinns]

Hi, I’ve got a few questions here.  You say you’ll finance this through… the cash part through your existing cash and new debt; about how much is cash and how much is new debt?  The second question is, when you say you’ll seek a US listing, will you keep your UK listing or will you just have the US listing?  And, third, Foster Wheeler has a couple of businesses that have nothing to do with oil and gas, pharmaceuticals for example; would you hang onto those in the merger or would you look to sell those off or spin them off?

Samir Brikho — AMEC

Let me start Brian with the second question because I think it’s the easiest one.  So the UK listing is going to continue — we’ll be adding a US listing to this because of the financing possibilities and the shares.  So the first one, you said, it was a question about the financing — Ian, would you take that first?

Ian McHoul — AMEC

Yes, hi Brian, it’s Ian McHoul here.  So I mean the cash requirement for this is in the order of a billion pounds, so that’s the cash funding.  I mean our own cash at the moment, and we haven’t closed our [year yet], but our own cash at the year-end is going to be in the order of 100 million, so you can see there’s a substantial amount of new facility required.  Also remember, you know, we’re going to want to have working capital facilities, bonding lines, so the overall financing package is a significant one.

Samir Brikho — AMEC

I mean and to the question, Brian, on the pharmaceutical; as you know, I mean the majority of the company is in the oil and gas business and for us, I mean the most important thing is that the position which we can get across the whole oil and gas value chain, whether it is vertical integration, whether it is customer relationship, cross-selling, and so on.  But also the benefit of the geographic footprint.  So when it comes to the pharmaceutical business, it is such a small business actually at the current stage even today with [Petrofac] so in the combined group is going… with, sorry Petrofac… with Foster Wheeler, sorry, because I was reading Petrofac announcement this morning… with Foster Wheeler - I’m not buying Petrofac… with Foster Wheeler this morning.  So if you see that in the combined group it’s going to be even a smaller business; we have not done the due diligence, the full due diligence as you have understood, so these types of things will be managed later on, I mean it’s not a big deal.

Brian [Swinns]

Yes, okay thanks.

Samir Brikho — AMEC

Thank you Brian.

Operator

Your next question today comes from [Cathy Gordon]; please ask your question.

[Cathy Gordon]

Hi good morning.  Just one on how far you’ve sounded out the Foster Wheeler shareholders in terms of their keenness for the deal and the price and the possibility that they potentially may want more?

Ian McHoul — AMEC

Hi, it’s Ian McHoul again.  We haven’t sounded out the Foster Wheeler shareholders at all.  Clearly, however, you’ll be aware of speculation surrounding a process with Foster Wheeler; that has been in the press for some time now so their shareholders will be aware of a process going on but we have not sounded out the process… out their shareholders at all, it is too early for us to have done that.

[Cathy Gordon]

Okay, thanks.

Operator

And, once again, if you’d like to ask a question please press star on your telephone and wait for your name to be announced.

Your next question today comes from [Brian Swinns]; please ask your question.

[Brian Swinns]

Hi me again.  I’m wondering if you can tell us more about the geographies that you think are most interesting with the Foster Wheeler deal, you mentioned Latin America and growth regions in general; what spots in particular do you see where AMEC isn’t as strong as you’d like and Foster Wheeler fills the gap for you?

Samir Brikho — AMEC

Well, if I go through the world, I mean first I’ll start from the West towards the East; if I go with America, so they have a good position in Mexico and also in Columbia which we do not have.  If I move to Europe, they have in Finland and in Italy which we do not have.  If I move to the Middle East, they have a good position in Saudi which we do not have a very strong position, as you know, there.  But also moving East, so they have a high value engineering centre in India, they have a lot of people in Thailand, they have also enhancing our position in China.  But the most important thing is actually if we take a look about what is this deal about?  I mean with today, with the gas prices taking place in the US and also what’s happening in the Middle East, we foresee that it would be two enormous big markets going forward in the gas [monetisation] on the refining on the petrochems — it is the US market where we have 7,000 people there, they will be adding up to that [team] with the technologies, the references, the expertise they have, we’ll be able to capture a part of that market plus also enhancing our own market in the Middle East.

[Brian Swinns]

Excellent, thanks.

Operator

There are no further questions over the phone.

Samir Brikho — AMEC

So well thank you very much, as I said earlier we believe that this is a transformational combination will be good for both shareholders of AMEC and Foster Wheeler and also for its clients, for its employees, and I think it will be good going forward with a very enhanced [group] from where we are today.  Thank you very much for your support.

Operator

That concludes the conference for today.  Thank you for participating, you may all disconnect.